Volaris Reports November 2025 Traffic Results:

Load Factor of 85%

Mexico City, Mexico, December 4, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its November 2025 preliminary traffic results.

In November, Volaris’ ASM capacity increased 5.8%, while RPMs for the month grew 3.9%. Mexican domestic RPMs increased 0.6%, while international RPMs rose 9.2%. Consolidated load factor decreased by 1.5 percentage points year-over-year to 85.3%. During the month, Volaris transported 2.7 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “November performance reflected continued sequential improvement in cross-border traffic, along with consistent and stable domestic demand. Travel sentiment, especially in the cross-border market, continues to recover — a clear validation that our strategy is working. These trends position Volaris well for 2026 and beyond and support a favorable outlook as we close the year, in line with our expectations. As we transition into 2026, Volaris will remain disciplined in managing capacity and aligning growth with market demand.”

	Nov 2025	Nov 2024	Variance	YTD Nov 2025	YTD Nov 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,564	1,554	0.6%	16,937	16,503	2.6%
International	1,052	963	9.2%	10,605	10,232	3.6%
Total	2,616	2,518	3.9%	27,542	26,735	3.0%
ASMs (million, scheduled & charter)
Domestic	1,744	1,688	3.4%	19,035	18,210	4.5%
International	1,323	1,212	9.2%	13,622	12,619	7.9%
Total	3,067	2,899	5.8%	32,657	30,829	5.9%
Load Factor (%, RPMs/ASMs)
Domestic	89.6%	92.1%	(2.4) pp	89.0%	90.6%	(1.6) pp
International	79.6%	79.5%	0.1 pp	77.9%	81.1%	(3.2) pp
Total	85.3%	86.8%	(1.5) pp	84.3%	86.7%	(2.4) pp
Passengers (thousand, scheduled & charter)
Domestic	1,944	1,882	3.3%	20,706	19,721	5.0%
International	733	668	9.7%	7,327	6,991	4.8%
Total	2,677	2,550	5.0%	28,034	26,712	4.9%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 222 and its fleet from 4 to 154 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 30 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.